March 12, 2020

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal
Innovator ETFs Trust
Post-Effective Amendment No. 236
(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, on behalf of Innovator MSCI Emerging Markets Power Buffer ETFTM – October (the “Fund”), Innovator ETFs Trust (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 236, originally filed with the Securities and Exchange Commission on July 12, 2019. No securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Registrant’s Registration Statement.

Sincerely,

Innovator ETFs Trust

By:     /s/ H. Bruce Bond

H. Bruce Bond

President